EXHIBIT 21.1

SMARTDISK CORPORATION

SUBSIDIARIES OF THE REGISTRANT

Subsidiary	State or Jurisdiction of Incorporation	Percentage of Ownership
SmartDisk Holding GmbH	Switzerland	100%
SmartDisk (Cayman) Ltd.	Cayman Islands	100%
SmartDisk Switzerland GmbH	Switzerland	100%
SmartDisk International, L.L.C.	Delaware	100%
SmartDiskette Limited	United Kingdom	100%
SmartDiskette GmbH	Germany	100%
SmartDisk Limited	United Kingdom	100%